Exhibit 99.1

YM BioSciences Reports Divestiture of Nimotuzumab Assets by CIMYM

MISSISSAUGA, Canada, December 3, 2012 – YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM) today reported that CIMYM BioSciences Inc. has sold its assets relating to nimotuzumab to InnoKeys PTE Ltd., a company based in Singapore, for undisclosed consideration including an immediate US$2 million payment. CIMYM was a joint venture subsidiary 80% owned by YM BioSciences and 20% owned by CIMAB S.A. (representing Centro de Inmunología Molecular, Cuba). CIMAB S.A. has reported it has partnered with InnoKeys and they have incorporated a joint venture called InnoMab PTE Ltd, which is now the owner of the assets related to nimotuzumab.

“This agreement allows YM to focus entirely on our lead drug, CYT387, and our pre-clinical programs,” said Dr. Nick Glover, President and CEO of YM BioSciences. “In turn, InnoMab has been formed to focus on the continued development and commercialization of nimotuzumab and operate directly with CIMYM’s former sub-licensees to further build the nimotuzumab franchise and leverage its value.”

About YM BioSciences

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive interim results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis. YM's portfolio also includes several preclinical programs underway with candidates from its library of novel compounds identified through internal research conducted at YM BioSciences Australia.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that CYT387 will generate positive efficacy and safety data in ongoing and future clinical trials. Except as required by applicable securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com